UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2023

Commission File Number: 001-37909

AZURE POWER GLOBAL LIMITED

5th Floor, Southern Park, D-II,

Saket Place, Saket, New Delhi 110017, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F ☐

Background

In August 2023, Azure Power Solar Energy Private Limited and Azure Power Energy Ltd (the “Companies” or “Azure”) received a proposal from certain noteholders (“Noteholders”) holding a certain amount of US$350,101,000 5.65% Senior Notes due 2024 issued by Azure Power Solar Energy Private Limited (the “2024 Notes”) and US$414,000,000 3.575% Senior Notes due 2026 issued by Azure Power Energy Ltd (the “2026 Notes,” and together with the 2024 Notes, the “Notes”) suggesting that the Companies should consider a consent solicitation in connection with the Notes (the “Consent Solicitation”).

Azure does not believe that it requires any Consent Solicitation in order for it to remain in compliance with its obligations under the Notes but considers that it might be worth undertaking such a transaction.

In this regard, in order to progress discussions with the Noteholders, Azure entered into a confidentiality agreement with the Noteholders, whereby Azure agreed to disclose certain information to the Noteholders, and Azure would cleanse the non-public information by way of an announcement after a specified period, such non-public information to include but not limited to (i) that the Companies and the Noteholders have engaged in discussions concerning the Consent Solicitation, and (ii) certain confidential information which constitute material non-public information which was provided by Azure to the Noteholders. Azure is furnishing the information included in this Report on Form 6-K to satisfy its disclosure obligations under the confidentiality agreement.

Updates Regarding Consent Solicitation

Further to discussions with the Noteholders about the terms of a potential Consent Solicitation, the Companies launched such Consent Solicitation on November 28, 2023.

The terms of the Consent Solicitation include:

●	a consent fee of 0.6%;

●	an undertaking to make a tender offer (i) to purchase an outstanding principal amount of U.S.$40,000,000 of the 2024 Notes by March 2024, (ii) to purchase an outstanding principal amount of U.S.$12,000,000 of the 2026 Notes by March 2024 and an outstanding principal amount of U.S.$8,000,000 of the 2026 Notes by August 2024;

●	certain amendments with respect to the reporting covenant of the indentures governing the 2024 Notes and the 2026 Notes, as well as certain confirmations to be provided by Noteholders with respect to such indentures; and

●	certain amendments to the restricted payments and limitations on amendments of onshore debt covenants in the indenture governing the 2024 Notes to allow for the implementation of a cash-neutral intercompany transaction.

Noteholders should refer to the Consent Solicitation Statement for the relevant terms of the Consent Solicitation as well as instructions on how consents may be submitted in respect of the same. A copy of the Consent Solicitation Statement is attached to this Report on Form 6-K as Exhibit 99.1.

In addition, the Companies have provided certain confidential information to the Noteholders with respect to (1) the unaudited financial data of Azure Power Solar Energy Private Limited and the other restricted subsidiaries under the indenture governing the 2024 Notes (“RG-II”), and (2) the unaudited financial data of Azure Power Energy Limited and the other restricted subsidiaries under the indenture governing the 2026 Notes (“RG-III”) (collectively, the “Confidential Information”), set forth below.

a)	As of September 30, 2023, the cash and bank balance (including non-current) of RG-II was INR 3,654 million.

b)	As of September 30, 2023, the cash and bank balance (including non-current) of RG-III was INR 3,279 million.

Investor Update

Azure is also providing certain business and financial updates to investors. A copy of the investor presentation is attached to this Report on Form 6-K as Exhibit 99.2.

Forward-Looking Statements

This Report contains forward-looking statements. Forward-looking statements can be identified by the use of words such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “continue” or similar terminology. These statements reflect only Azure’s current expectations and are not guarantees of future events. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those contained in the forward-looking statements. Such risks and uncertainties include, but are not limited to, Azure’s ability to negotiate and execute any definitive agreement with respect to the proposed Consent Solicitation and obtaining required consents and satisfying other conditions precedent for the Consent Solicitation which may be outside Azure’s control. These forward-looking statements speak only as of the date on which the statements were made. Azure undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

The following exhibit is furnished as part of this Current Report on Form 6-K:

Exhibit Number	Description
99.1	Consent Solicitation Statement dated November 28, 2023.
99.2	Investor Update Presentation dated November 28, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2023

AZURE POWER GLOBAL LIMITED

By:	/s/ Sugata Sircar
Name:	Sugata Sircar
Title:	Group Chief Financial Officer

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